

January 25, 2013

Via E-mail
Ms. Juliette W. Pryor
Executive Vice President and General Counsel
US Foods, Inc.
9399 W. Higgins Road, Suite 600
Rosemont, IL 60018

> **Re: US Foods, Inc.**
> **Registration Statement on Form S-4**
> **Filed December 28, 2012**
> **File No. 333-185732**

Dear Ms. Pryor:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please confirm supplementally that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

2. In your supplemental letter dated December 28, 2012, please revise the statement that you "will make each broker-dealer that holds Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities and that is participating in the Exchange Offer aware (through the prospectus for the Exchange Offer) that it may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the Exchange Notes so long as it contains a plan of distribution with respect to such resale

transactions" to indicate that you will make each person participating in the exchange offer aware of such facts.

3. We note that upon a change of control you must give holders of Exchange Notes the opportunity to sell you their Exchange Notes. Please revise to disclose that any such offers will comply with any applicable regulations under the federal securities laws, including Rule 14e-1 under the Exchange Act.

Market and Industry Data, page ii

4. We note your statement that "[a]lthough we believe that the information provided by third parties is generally accurate, we have not independently verified any of that information." Please remove this statement to eliminate the implication that you are not responsible for the accuracy of the information you elect to include in your prospectus.

Prospectus Summary, page 1

5. Please include in this section the disclosure required by Item 3(f) of Form S-4.

6. Please include in this section the ratio of earnings to fixed charges. Please refer to Item 3 of Form S-4, Item 503(d) of Regulation S-K, and Instruction 2(D) to Item 503(d).

Our Company, page 1

7. Please disclose whether the following statements are based upon management's belief, industry data, reports or articles or any other source. If the statement is based upon management's belief, please indicate that this is the case and include an explanation for the basis for such belief. If the statement is based upon industry data, reports or articles or any other source, please supplementally provide copies of such source materials to us, appropriately marked to highlight the sections relied upon. Please revise any similar statements in the Business and Management's Discussion and Analysis sections.

- "We estimate that we hold a number one or number two market share position in approximately two-thirds of our local markets." (page 1)

- "The foodservice distribution industry is highly fragmented with approximately 15,000 foodservice distributors nationwide." (page 2)

- "Recent trends show large-scale distributors taking market share from smaller regional and local distributors . . . ." (page 1)

- Each of the statements contained in the first paragraph on page 2.

- Your statement on page 72 that management "navigat[ed] the worst decline in the foodservice distribution industry in more than 30 years."

Industry Overview, page 1

8. We note the first sentence of this section regarding the estimated size of the food service industry in 2011, according to "industry sources." Please identify in the prospectus the industry sources that serve as the basis for this statement and provide copies of any source materials to us, appropriately marked to highlight the sections relied upon. Please also disclose whether you commissioned any of the materials to which you may refer and file the consent of each party who conducted any of the studies to which you may refer or confirm that these studies are widely available to the public.

Corporate History, page 2

9. Please revise this section and the Ownership and Corporate Structure diagram on page 3 to disclose the current percentage ownership that each CD&R and KKR have of USF Holding Corp. Please also disclose any interest, direct or indirect, of CD&R or KKR in the exchange offer.

Risk Factors, page 13

10. Please delete from the introductory paragraph the statements that "the following risks and uncertainties are not the only risks and uncertainties facing us and it is possible that other risks and uncertainties might significantly impact us. Additional risks and uncertainties not currently known to us or those we currently view to be immaterial also may materially and adversely affect our business, financial condition or results of operations." All material risks should be described. If risks are not deemed material or are not currently known, registrants should not reference them.

Risks Relating to the Exchange Notes and the Restricted Notes, page 14

We may be unable to raise funds necessary . . . ., page 15

11. Please revise the heading of this risk factor to also state that your Senior Credit Facilities may limit or prohibit the change of control repurchase offers required by the Indenture. Please also revise this risk factor to briefly describe the "specified changes of control" that would trigger an offer to purchase all outstanding Exchange and Restricted Notes under the Indenture.

We may be unable to raise funds necessary to finance . . . ., page 15

12. Please provide additional detail about the circumstances in which the 2007 Term Loans that were repaid or the Senior Subordinated Notes that were repurchased with the proceeds of the Additional 2019 Notes would not be valid for the full amount thereof, with a view to describing to investors the likelihood that parties may assert that the issuance of the Additional 2019 Notes is a fraudulent transfer.

Risks Relating to Our Substantial Indebtedness, page 17

We have substantial debt . . . ., page 17

13. Please include in this risk factor the amount of cash flows from operations that was dedicated to the payment of interest on your indebtedness for the 9 months ended September 29, 2012 and for the fiscal year ended December 31, 2011.

The agreements and instruments . . . ., page 18

14. Please disclose the thresholds and financial covenants to which you refer in the first full paragraph on page 19 with a view to disclosing to investors when you might be required to comply with financial ratio covenants.

The Exchange Offer, page 29

15. Please include in this section the disclosure required by Item 202 of Regulation S-K. Refer to Item 4(a)(3) of Form S-4.

Selected Historical Consolidated Financial Data, page 44

16. We note that you add "Business transformation costs" to EBITDA in arriving at Adjusted EBITDA and note your description of these costs in the penultimate paragraph on page F-45. Please tell us and disclose with more specificity the nature of the costs included in this line item.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 47

Overview, page 47

17. Please elaborate upon the product cost inflation challenges impacting you and the food service industry to which you allude in the third paragraph of this section. In this regard, we note the decline in gross profit percentage as disclosed in the selected historical results of operations on page 48. Please discuss the impact that product

cost inflation has on your bottom line and any trend in this regard. Please refer to Item 14 of Form S-4 and Item 303(a)(3)(ii) of Regulation S-K.

Comparison of Results, page 51

18. Where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify, where possible, the extent to which each change contributed to the overall change in that line item. In addition, please provide an analysis of the underlying reasons for each significant change you identify. For example, we note that you attribute the variance in your interim gross profit on page 52 to the "increase in net sales, improved vendor product costing terms and favorable year over year valuation adjustments to our LIFO inventories, partially offset by competitive market conditions." Please quantify the extent to which these variances were due to each contributing factor and explain why you experienced such movements. Please note that the nature of this comment should be applied to the entirety of your results of operations discussion, not just the examples included herein or specified below. Refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

13-weeks Ended September 29, 2012 and October 1, 2011, page 51

Net Sales, page 51

19. Please quantify the increase in net sales attributable to an increase in case volume and that which is attributable to product cost inflation. Please similarly revise your disclosure for each period for which you present results. Please refer to Item 14 of Form S-4 and Item 303(a)(3)(iii) of Regulation S-K.

Gross Profit, page 51

20. Please provide greater detail regarding the unfavorable market conditions that impacted gross profit as a percentage of net sales.

Liquidity and Capital Resources, page 58

Cash Flows, page 60

21. Please quantify the increases in inventories and accounts receivable and decrease in accrued expenses and other current liabilities that contributed to the reduction in cash flows provided by operating activities for the 39-weeks ended September 29, 2012 compared to the 39-weeks ended October 1, 2011.

Valuation of Goodwill and Other Intangible Assets, page 65

22. Recognizing that you recently performed a qualitative as opposed to quantitative assessment of goodwill, please explain to us in detail how you were able to conclude that fair value of the unit was substantially in excess of carrying value; especially given that differences in assumptions could have a material effect on your assessment but the qualitative assessment doesn't specifically consider the assumptions. We may have further comment after reviewing your response.

Business, page 68

Corporate History, page 68

23. Please disclose in this section that in 2007 investment funds associated with CD&R and KKR acquired all of the outstanding common shares of U.S. Foods from Ahold, as you state on page 2. Refer to Item 14(a) of Form S-4 and Item 101(a)(1) of Regulation S-K.

Competition, page 73

24. We note your statement on page 69 that you are "one of only two national foodservice distributors." Please disclose in this section the name of the other national foodservice distributor with which you compete. In addition, we note your statement on page 69 that you "hold a number one or number two market share position in approximately two-thirds of our local markets." To the extent appropriate and material, please disclose the names of the other foodservice distributor(s) that hold the number one or number two market share positions in such markets. Refer to Item 14(a) of Form S-4 and Item 101(c)(1)(x) of Regulation S-K.

25. Please provide additional detail about the way(s) in which you compete in the markets in which you operate. Please also describe the positive and negative factors pertaining to your competitive position as it relates to the various markets and way(s) in which you operate.

Legal Proceedings, page 79

Indemnification by Ahold for Certain Matters, page 81

26. Please describe the "certain matters" relating to which Ahold has agreed to indemnify and hold harmless the Company.

Management, page 82

Composition of our Board of Directors, page 84

27. Please briefly describe the certain corporate transactions and rights regarding the appointment and removal of your chief executive officer over which the investment funds affiliated with the Sponsors have special governance rights. Please also disclose the specified minimum levels of shareholdings in USF Holding that the applicable Sponsor must maintain to retain such rights.

Executive Compensation, page 86

28. Please update this section with additional disclosure regarding executive compensation awarded in fiscal year 2012 as it becomes available.

Security Ownership of Certain Beneficial Owners, page 120

29. Please disclose the natural persons with voting and/or investment control over the shares of US Foods, Inc. held by USF Holding Corp, as well as over the shares of USF Holding Corp held by CD&R and KKR.

Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-7

9. Debt

30. Please tell us the amount of unamortized debt issuance costs written-off that related to the previous ABS Facility. Please also tell us the remaining term of the old ABS Facility and the reason for the unamortized debt issuance costs. Your disclosure suggests that no portion of the remaining unamortized debt issuance costs were carried forward to the new ABS facility. If our understanding is not clear, please provide us with additional information to clarify our understanding.

10. Assets Held For Sale, page F-16

31. We note your disclosure that certain facilities may be classified as assets held for sale for more than one year due to market conditions. For each annual and interim balance sheet presented in your filing, please quantify the assets on those balance sheets that have been classified as held for sale for longer than one year. Please clearly explain why such assets qualify to be classified as held for sale pursuant to ASC 360-10-45-9 through -11.

11. Debt, page F-17

> 32. You disclose on pages F-19 and F-62 that your CMBS facility is collateralized by mortgages on the "related properties." We also note your disclosures on page 131 indicating that you "sold or contributed" certain properties to USF PropCo I, LLC ("PropCo I"), a special purpose bankruptcy remote entity, and leased those properties back under a master lease agreement. Please clarify the transactions entered into with respect to your CMBS facility and explain how you accounted for such transactions. In doing so, please explain how you determined, if applicable, that consolidation of PropCo I was appropriate.

12. Accrued Expenses and Other Long-Term Liabilities, page F-20

> 33. We note the rollforward of your insurance liability on page F-21. Please tell us and consider revising your MD&A to discuss the reasons for the significant changes in your insurance-related expenses recognized during the periods presented.

13. Restructuring and Tangible Asset Impairment Charges, page F-21

> 34. We note that you recognized restructuring charges during each period presented. Please disclose in greater detail the facts and circumstances that led to your restructuring activities. See ASC 420-10-50-1a.

> 35. Based on your restructuring liability rollforward, it appears you reversed approximately $2.8 million of restructuring charges during both fiscal 2010 and 2011. Please explain to us the reasons for these adjustments, the date they were determined and recorded and the reason(s) they could not have been made at an earlier date.

15. Share-based Compensation and USF Holding Corp. Common Share Issuances, page F-23

> 36. We note that you sell shares of your parent USF Holding Corp. to executives and employees and also issue USF Holding stock options, restricted shares, and equity appreciation rights. Since USF Holding common stock is not traded on any public stock exchange, please tell us and disclose how the sales price of USF Holding is determined and clarify if that price is used as an input when calculating the fair value of your equity award issuances. If the common stock fair values are largely based on the results of valuations performed by independent valuation specialists or by your management, please explain to us in detail the method(s) used in these valuations to determine the fair values of the common stock and clarify whether the valuations are performed on a contemporaneous or retrospective basis. Please also tell us how you correlate the equity valuation of the parent to your valuation when you perform your Goodwill impairment analysis. To the extent the parent is a shell, we would expect such valuations to correlate closely. In any event, tell us how the aggregate of your parent equity valuation compares to "Total shareholder's equity" at the closest

balance sheet date for which the most recent valuation was performed. Quantify any differences related to operations existing at one entity versus the other. We may have further comment after reviewing your response.

21. Guarantor and Non-Guarantor Condensed Consolidating Financial Information, page F-40

37. You disclose that certain subsidiaries have fully and unconditionally and jointly and severally guaranteed the obligations under "certain debt agreements." Please tell us if the condensed consolidating financial information provided in this footnote is specific to the guarantees of the 8.5% Senior Notes being registered in this exchange. If so, clarify the "certain debt agreements".

38. Although you disclose that the subsidiary guarantees are full and unconditional, we note your summary of subsidiary guarantor release provisions on pages 137-138. Please address the following items:

- An arrangement that permits a guarantor to opt out of its obligation prior to or during the term of debt is not a full and unconditional guarantee, accordingly, please revise your disclosures to indicate that the subsidiary guarantees are full and conditional subject to certain provisions. Please provide a summary of or cross-reference to the pertinent release provisions.

- If such release provisions could be considered customary tell us what consideration was given to disclosure in the financial statements of such provisions pursuant to Rule 3-10(i)(11) of Regulation S-X.

- Please tell us how you meet the requirement to provide condensed consolidating financial information under Rule 3-10 of Regulation S-X. In doing so, please explain how you determined that your subsidiary release provisions are customary as that term is used in section 2510.5 of the Financial Reporting Manual located at our web-site www.sec.gov.

23. Business Segment Information, page F-45

39. We note from your disclosures in this footnote and on pages 1 and F-9 that you have a single reportable segment, operating segment, and reporting unit. We further note your disclosures on page F-46 that you changed the composition of your reportable segments during the fourth quarter of 2011 from three reportable segments to the current one-segment view. Please address the following comments:

- Please tell us in sufficient detail how you determined you have only one operating segment, and reporting unit in light of your "…64 divisions nationwide." In this regard a detailed description of how such divisions are operated as a "… single operating segment…" may be helpful to our understanding.

- Please explain to us the nature of the organizational changes made during the fourth quarter of 2011 that resulted in the consolidation of your reportable segments into one and how your chief operating decision maker is able to more effectively assess performance and allocate resources on a consolidated basis. Explain to us the composition of the previous reporting segments. Please also tell us the nature of the financial information regularly provided to your CODM and the extent to which any of that information is disaggregated below the consolidated level, such as at divisional, private label, "Good, Better, Best" tiers or any lower level than consolidated sales and expenses.

- Your disclosure on page F-9 suggests you haven't identified any components as discussed in ASC 350-20-35-34. If so, please advise why your acquisition activity did not result in the creation of components. If you have more than one component, advise how they met the criteria for aggregation set forth in ASC 350-20-35-35.

- We note that you derive your revenues from multiple product categories, such as the "Good, Better, Best" product tiers discussed on page 78, and that you also have retail sales locations that supplement your distribution business. Please revise your filing to provide the revenue disclosures by product and service group required by ASC 280-10-50-40. The amounts of revenues reported should be based on the financial information used to produce your general-purpose financial statements.

Exhibit Index, page II-10

5.1 – Opinion of Jenner & Block LLP

40. Please revise to delete the conditions listed as (3) and (4) in the second full paragraph on page 2, or explain why you believe such conditions are appropriate. Refer to Section II.B.1.eStaff Legal Bulletin No. 19.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Andrew Blume, Staff Accountant, at (202) 551-3254 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252, Lilyanna Peyser, Special Counsel, at (202) 551-3222, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Jim Allegretto for

Mara L. Ransom
Assistant Director

cc: Elaine Wolff, Esq.